Merrill Lynch, Pierce, Fenner & Smith

Incorporated

UBS Securities LLC

As Representatives of the several Underwriters

c/o Merrill Lynch, Pierce, Fenner & Smith

Incorporated

One Bryant Park

New York, New York 10036

May 4, 2010

Via Facsimile and EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Susan Block

Re:	Ryerson Holding Corporation – Registration Statement on Form S-1

(File No. 333-164484)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as Representatives of the several Underwriters, hereby join in the request of Ryerson Holding Corporation that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act at 4:00 p.m. Eastern time, on Thursday, May 6, 2010, or as soon as practicable thereafter.

Pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act regarding the distribution of preliminary prospectuses, we hereby advise the Commission that the distribution of the Preliminary Prospectus dated April 26, 2010 (the “Preliminary Prospectus”) commenced April 27, 2010 and continued through May 4, 2010. Nine thousand eight hundred (9,800) copies of the Preliminary Prospectus were distributed to prospective underwriters, institutional investors, dealers and others.

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In connection with the distribution of the Preliminary Prospectus for the above-mentioned issue, the underwriters have confirmed that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Merrill Lynch, Pierce, Fenner & Smith Incorporated

UBS Securities LLC

For themselves and on behalf of the several Underwriters

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

/s/ Richard A. Diaz
Name: Richard A. Diaz
Title: Authorized Signatory

[Acceleration Request]

UBS SECURITIES LLC

/s/ Dieter Hoeppli
Name: Dieter Hoeppli
Title: Managing Director

/s/ Matthew Albrecht
Name: Matthew Albrecht Title: Associate Director

[Acceleration Request]